LEHIGH TAX CREDIT PARTNERS L.L.C.
                               625 MADISON AVENUE
                               NEW YORK, NY 10022


November 10, 1997

                    RE: Independence Tax Credit Plus L.P. II


Dear American Express Financial Advisor:

Today, a tender offer (the "Offer") for your client's BACs/limited partnership interests in Independence Tax Credit Plus L.P. II (the "Partnership") was commenced by Lehigh Tax Credit Partners L.L.C. ("Lehigh") for a purchase price of $3,625 per $5,000 (BAC) invested by your client(s).

We are writing to explain the background of the Offer. Since the formation of the Partnership, corporations have shown significant interest in investing in programs benefitting from Low Income Housing Tax Credits. Such corporate investors, in addition to utilizing such tax credits, are able to fully utilize passive losses such as those generated by the Partnership, while individuals, such as your clients, usually can not utilize such passive losses. Lehigh believes this new corporate interest in tax credits has created an opportunity for your client(s) to sell their interests, at what we believe to be an attractive price.

Lehigh, which is an affiliate of the general partner of the Partnership, believes that the per BAC benefit from the Offer, together with the value of the benefits already received by your client since 1993, compares favorably with the present value of the benefits your client has received and may expect to receive by remaining in the Partnership. Lehigh estimates the per BAC benefit of accepting the Offer is approximately $1,603, which consists of tax credits received through December 15, 1997 ($393), plus the purchase price ($725), plus future earnings from reinvesting the purchase price ($426, assuming a compounded return of 5.75% per annum for approximately 12 years, discounted at a rate of 9%), plus estimated tax savings resulting from a tax loss (approximately $81), less a recapture of historic tax credits ($22). If your client were to remain in the Partnership, Lehigh's estimate of his benefits, together with the benefits already received, is approximately $1,587, which consists of the tax credits received through December 15, 1997 ($393), plus the present value of the expected remaining tax credits ($907), plus the present value of a projected return of your client's original $1,000 investment, assumed to be paid ratably during the four years following the end of the compliance period ($287). You are encouraged to read Lehigh's Offer to Purchase, which is incorporated herein by reference.

Attached please find a list of your client(s) who are BACs holders in the Partnership. In addition, enclosed please find a copy of the cover letter each of your clients is receiving in connection with the Offer. If your client is interested in tendering, please have your clients sign the Letter of Transmittal and return it to us in the prepaid envelope enclosed with the Offer.

If you have any questions or would like a copy of the Offer to Purchase, please call The Herman Group, Inc., our Information Agent/Depositary, at 800-532-5664 or Brenda Abuaf of Related Capital Company's Investor Services Department at 800-600-6422, extension 2090.

Lehigh Tax Credit Partners, Inc.
Managing Member